UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )

                              IDIAL NETWORKS, INC.
                              --------------------
                                (Name of Issuer)


                     Common Stock, par value $.005 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   451 67U 107
                                   -----------
                                 (CUSIP Number)


                                  David Phipps
                          Growth Enterprise Fund, S.A.
                                   Sea Orchard
                                Elms Avenue-Poole
                                Dorsett BH14 8EE
                                 United Kingdom
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 22, 2003
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

                         (Continued on following pages)

                                  SCHEDULE 13D

CUSIP NO. 451 67U 107                                          Page 2 of 5 Pages


   1     NAME OF REPORTING PERSON: Growth Enterprise Fund, S.A.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: N/A

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) |_|
         (b) |_|
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS: OO

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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                     |_|
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION: Panama

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                            7 SOLE VOTING POWER
    NUMBER OF SHARES          2,310,841,329 shares of common stock.
                            --------------------------------------------------
      BENEFICIALLY          8 SHARED VOTING POWER
        OWNED BY              0
                            --------------------------------------------------
          EACH              9 SOLE DISPOSITIVE POWER
       REPORTING              2,310,841,329 shares of common stock.
                            --------------------------------------------------
      PERSON WITH          10 SHARED DISPOSITIVE POWER
                              0
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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,310,841,329 shares of common stock.
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   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]
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   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         60%
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   14    TYPE OF REPORTING PERSON
         CO
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
                                                               Page 3 of 5 Pages

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to shares of the common stock, par value $0.005 per share ("Common Stock"), of iDial Networks, Inc., a Nevada corporation (the "Company"). The Company has its principal executive office at 2204 Timberloch Place, Suite #140, The Woodlands, TX 77380.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed by Growth Enterprise Fund, S.A. ("GEF"), a Panamanian corporation. GEF is a holding company. The principal executive office of GEF is located at Sea Orchard, Elms Avenue - Poole, Doresett BH14 8EE, United Kingdom. During the past five years, GEF has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         David Phipps ("Phipps"), a citizen of the United Kingdom, is the sole managing officer, director and control person of GEF and his principal office is located at Sea Orchard, Elms Avenue - Poole, Doresett BH14 8EE, United Kingdom. During the past five years, Phipps has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On May 20, 2003, GEF and GlobalNet Systems, Inc. ("GNSI"), a wholly-owned subsidiary of GEF and a Florida corporation, entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with The Titan Corporation ("Titan"), a Delaware corporation, and its wholly-owned subsidiary, GlobalNet, Inc. ("GlobalNet"), a Nevada corporation, whereby GNSI agreed to acquire 100% of the issued and outstanding common stock of GlobalNet from Titan in exchange for the assumption of certain liabilities of Titan (the "assumed liabilities"), and certain cash payments totaling approximately $1,100,000.

         Subsequently, on August 21, 2003, the Company entered into an Assignment and Assumption of Stock Purchase Agreement by and between the Company, GEF, GNSI and Titan (the "Assignment"), whereby GNSI transferred all of its rights and obligations under the Stock Purchase Agreement, including the right to receive all of the issued and outstanding common stock of GlobalNet, to the Company (the "Acquisition"). On August 21, 2003, amendments were made to the Stock Purchase Agreement to reflect certain payments made by GlobalNet after the date of the Stock Purchase Agreement. In connection with the Stock Purchase Agreement and the Assignment, promissory notes and accrued interest payable in the aggregate amount of approximately $15.6 million payable by GlobalNet to Titan were assigned to the Company (the "GlobalNet Notes"). As consideration for the Acquisition which was completed on August 21, 2003, the Company and GEF engaged in the following transactions with Titan:

      o the Company issued a $1,500,000 principal amount promissory note to Titan (the "Titan Note");

      o  the Company paid $1,500,000 to Titan; and

      o  GEF paid $500,000 to Titan.

                                                               Page 4 of 5 Pages

         In connection with the Assignment, on August 21, 2003, the Company entered into a Purchase Agreement with GEF whereby the Company issued to GEF a $500,000 principal amount promissory note, 100,000 shares of the Company's Series A Preferred Stock, 100,000 shares of Series B Preferred Stock and 60% of the Company's outstanding common stock (2,310,841,329 shares as of August 21, 2003; provided, however, in the event that Company does not payoff all of its outstanding secured convertible debentures purchased by an aggregate of five accredited investors purchased pursuant to the Securities Purchase Agreement dated February 2003, May 2003 and August 2003 prior to the expiration of 60 days from the date of such Agreement, then the Company will be required to issue 2,392,221,188 additional shares), which such issuance is subject to the Company filing a Certificate of Amendment to its Certificate of Incorporation. In connection with the Acquisition, the Company pledged 100% of the stock of GlobalNet and the GlobalNet Notes to Titan as collateral to secure payment of the assumed liabilities and the Titan Note.

         The shares of Series A Preferred Stock carry certain voting rights (as described under Item 5), have a stated value of $106 per share and pay cumulative dividends at the rate of $5.30 per share per annum (5% of the stated value). Commencing on December 31, 2003, the Company is required to pay $118,910 of the Series A Preferred Stock on the first business day of each month, which such payment shall be for accrued but unpaid dividends, and to the extent of any excess over such accrued but unpaid dividends, redemption of shares of Series A Preferred Stock. At the option of the holder, the Company must redeem additional shares of the Series A Preferred Stock from the Company's Free Cash Balance, as defined in the Series A Preferred Stock Certificate of Designation. In addition, if the Company fails to make dividend payments on the Series A Preferred Stock, the Series A Preferred Stock is convertible into the Company's common stock at the option of the holder.

         The shares of Series B Preferred Stock have no limited voting rights, have a stated value of $50 per share and pay cumulative dividends at the rate of $2.50 per share per annum (5% of the stated value). Commencing on December 31, 2003, the Company is required to pay $56,090 of the Series A Preferred Stock on the first business day of each month, which such payment shall be for accrued but unpaid dividends, and to the extent of any excess over such accrued but unpaid dividends, redemption of shares of Series A Preferred Stock. At the option of the holder, the Company must redeem additional shares of the Series A Preferred Stock from the Company's Free Cash Balance, as defined in the Series A Preferred Stock Certificate of Designation.

ITEM 4.  PURPOSE OF TRANSACTION.

         See response to Item 3. Under the Purchase Agreement, the Company's sole director prior to the transaction is required to appoint Robert Thorell and David Halpern to the Company's board, subject to the filing and mailing of an information statement pursuant to Rule 14f-1 under the Securities Exchange Act of 1934.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         GEF beneficially owns 2,310,841,329 shares of common stock of the Company through ownership of the right to acquire common stock under the Purchase Agreement. GEF has acquired from the Company 2,310,841,329 shares of common stock. Immediately prior to and at the time of the closing of the Purchase Agreement, all of the Company's authorized common stock was issued and outstanding and no shares of common stock have been issued to GEF. In the event that the Company's certificate of incorporation is not amended to authorize such additional common stock and such shares of common stock are not issued to GEF, then at any time before February 22, 2004, GEF may rescind the Purchase Agreement.

         The Company is also obligated to issue to GEF an additional 2,392,221,188 shares of common stock in the event that the Company does not payoff before October 21, 2003 all of its outstanding secured convertible debentures purchased by an aggregate of five accredited investors purchased pursuant to the Securities Purchase Agreement dated February 2003, May 2003 and August 2003.

                                                               Page 5 of 5 Pages

         Further, pursuant to the Purchase Agreement, the Company issued to GEF 100,000 shares of Series A Preferred Stock. Each share of Series A Preferred Stock is convertible into 21,200 shares of Common Stock upon a default by the Company on its redemption obligations to the Series A Preferred Stock holders. The first redemption payment is due December 31, 2003. Holders of the Series A Preferred Stock shall have the right to vote with the Company's common stock holders on an "as converted" basis until such time as the Company has available authorized but unissued common stock to permit conversion of the Series A Preferred Stock.

         Except for the transactions described herein, GEF has no plans, arrangements or agreements for the acquisition or issuance of additional shares of the Company's common stock or other securities convertible into equity securities of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On August 21, 2003, GEF entered into a certain Assignment and Assumption of Stock Purchase Agreement (the "Assignment and Assumption of Stock Purchase Agreement") by and between the Company, GEF, GNSI and Titan, whereby GNSI transferred all of its rights and obligations under the Stock Purchase Agreement described in Item 3 to the Company. As consideration for the Assignment and Assumption of Stock Purchase Agreement, GEF entered into a certain Securities Purchase Agreement, dated August 31, 2003, by and between the Company, GEF and GNSI, whereby the Company issued to GEF a $500,000 principal amount promissory note, 100,000 shares of the Company's Series A Preferred Stock, and Warrants to purchase up to 60% (742,750,000 shares as of August 21, 2003) of the Company's outstanding common stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      1. Stock Purchase Agreement by and among GlobalNet Systems, Inc., GlobalNet, Inc. and The Titan Corporation dated May 20, 2003. (Incorporated by reference to Exhibit 2.1 to Form 8-K filed by iDial Networks, Inc. on September 5, 2003).

      2. Assignment and Assumption of Stock Purchase Agreement dated August 21, 2003 between GlobalNet Systems, Inc. and iDial Networks, Inc. (Incorporated by reference to Exhibit 2.2 to Form 8-K filed by iDial Networks, Inc. on September 5, 2003).

      3. Securities Purchase Agreement dated August 21, 2003 by and between iDial Networks, Inc., Growth Enterprise Fund, S.A. and GlobalNet Systems, Inc. (Incorporated by reference to Exhibit 2.3 to Form 8-K filed by iDial Networks, Inc. on September 5, 2003).

      4. Promissory Note dated August 21, 2003 payable by iDial Networks, Inc. to Growth Enterprise Fund, S.A. (Incorporated by reference to Exhibit
         10.6 to Form 8-K filed by iDial Networks, Inc. on September 5, 2003).

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

September 25, 2003                                  GROWTH ENTERPRISE FUND, S.A.


                                                    By: /s/ R. M. SENSI
                                                        ---------------
                                                    Name: R. M. Sensi
                                                    Title: Attorney-in-Fact